Exhibit 99.1

January 28, 2015

CNOVA N.V.: Strong Cash Generation of € 203 million in FY14;

Net Cash position of € 534 million at year-end, or € 1.21/share;

Adj. Operating Profit(1) of € 35 million in 4Q14 (+34.5% vs. 4Q13),
€ 37 million in FY14 (+58.1% vs. FY13)

AMSTERDAM, January 28, 2015 — Cnova N.V. (Nasdaq: CNV, Euronext Paris: CNV) (“Cnova” or the “Company”) today announced its financial results for the quarter and fiscal year ended December 31, 2014.

Certain capitalized terms used throughout this release are defined at the end of the release. For more detail regarding the summary financial information provided in this release, refer to the financial statements and non-GAAP reconciliations included at the end of the release.

Key Financial and Operational Highlights

•                  GMV for 4Q14 increased by 28.6% to € 1,472 million compared to € 1,144 million in 4Q13.  GMV for the full year 2014 increased by 26.6% to € 4,516 million, compared to € 3,567 million in the full year 2013.

•                  Placed Orders for 4Q14 increased by 38.0% to 10.8 million, compared to 7.9 million in 4Q13. Placed Orders for the full year 2014 increased by 34.3% to 31.7 million, compared to 23.6 million in 2013.

•                  Active Customers increased by 23.1% to 13.6 million at the end of 2014, compared to 11.0 million at the end of 2013.

•                  Mobile devices accounted for 21.6% of placed orders value for Cdiscount in 4Q14, compared to 14.0% in 4Q13, and 10.5% of placed orders value for Cnova Brazil in 4Q14, compared to 4.4% in 4Q13.

•                  Net sales for 4Q14 increased by 19.7% to € 1,099 million compared to € 918 million in 4Q13. Net sales for the full year 2014 increased by 19.8% to € 3,474 million, compared to € 2,899 million in the full year 2013.

•                  Operating Profit Before Other Expenses Excluding Expansion to New Countries, or Adjusted Operating Profit (1), increased by 34.5% to € 35.3 million for 4Q14 and by 58.1% to € 37.2 million for the full year 2014.

•                  In 2014, the Company generated € 203 million of Net Cash, and including IPO proceeds, total Net Cash generation was € 341 million. As of December 31, 2014, the Net Cash position was € 534 million, compared to € 164 million at the end of 2013, representing a cash amount of € 1.21 per share.

(1)  See Definitions and Non-GAAP Reconciliations sections of this press release for additional information.

HIGHLIGHTS	Q4 2013	Q4 2014	YoY Change		FY 2013	FY 2014	YoY Change
Operational
GMV (€ millions) (1)	1,144	1,472	28.6%		3,567	4,516	26.6%
Placed Orders (M) (2)	7.9	10.8	38.0%		23.6	31.7	34.3%
Active Customers (M) (3)	11.0	13.6	23.1%		11.0	13.6	23.1%
Financial
Net sales (€ millions)	918	1,099	19.7%		2,899	3,474	19.8%
Operating Profit Before Other Expenses (4)	26.2	32.3	23.2%		23.5	33.3	41.7%
(% net sales)	2.9%	2.9%	8	bps	0.8%	1.0%	15	bps
- Activities from existing countries (5) (€ millions)	26.2	35.3	34.5%		23.5	37.2	58.1%
(% net sales)	2.9%	3.2%	37	bps	0.8%	1.1%	26	bps
- Activities from new countries (6) (€ millions)	0.0	-3.0	0.0%		0.0	-3.9	0.0%
Adjusted Net Profit (7) (€ millions)	10.4	13.8	32.6%		-24.0	-26.9	11.8%
Adjusted EPS (8) (€)	0.03	0.03	28.4%		-0.06	-0.06	10.9%
Net Cash Flow (€ millions)	213	526	147.2%		56	341	508.0%

(1) Comprised of our product sales, other revenues and marketplaces business volumes, after returns, including taxes.

(2) Total number of orders placed before cancellation due to fraud detection or customers not paying for their order.

(3) Customers who have made at least one purchase through our sites during the relevant 12-month measurement period; provided that, because we operate multiple sites, each with unique systems of identifying users, we calculate active customers on a website-by-website basis, which may result in an individual being counted more than once.

(4) Calculated as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets - See Non-GAAP Reconciliations section of this press release for additional information

(5) France and Brazil

(6) All countries other than France and Brazil

(7) Calculated as net profit (loss) attributable to equity holders of Cnova before Other Expenses and the related tax impacts - See Non-GAAP Reconciliations section of this press release for additional information

(8) Calculated as Adjusted Net Profit divided by the weighted average number of ordinary shares outstanding during the applicable period - See Non-GAAP Reconciliations section of this press release for additional information

Emmanuel Grenier, Cnova Co-CEO commented: “In 2014, Cdiscount in France continued to show strong growth well ahead of local economic conditions and we expanded Cnova’s successful business model to new countries with significant development opportunities.”

German Quiroga, Cnova Co-CEO added: “In 2014, we leveraged our competitive advantages in order to continue taking market share, accelerate the growth of our marketplaces across all geographies and improve our strong cash generation.”

Business Highlights

•                  Strong development of our marketplaces with approximately 7,100 sellers at the end of 2014, more than double from the end of 2013, bringing total product offerings available on Cnova sites at the end of 2014 to 14 million compared to 6.2 million at the end of 2013. Cnova also launched marketplaces on the pontofrio.com and casasbahia.com.br sites in January 2015.

•                  Continued expansion to new customer segments through the launch of two specialty websites in France: moncornerbrico.com, an online seller of home improvement products for the DIY (Do It Yourself) consumer, and moncornerbaby.com, an online seller of infant care products and toys. Cnova currently plans to launch five additional specialty websites in 2015.

•                  Expansion of our global footprint with the launch of Cdiscount sites in Cameroon in December 2014, Brazil in October 2014 and Senegal in September 2014, as well as Panama in January 2015. As of today, Cnova operates websites in 11 countries.

•                  Powerful online-offline model with 14 warehouses representing approximately 560,000 m2 of available storage area and approximately 18,000 click & collect stations at the end of 2014.

•                  Completed initial public offering on Nasdaq on November 25, 2014, raising approximately $ 191 million in gross proceeds. Also, completed secondary listing on Euronext Paris on January 23, 2015.

Fourth Quarter and Full Year 2014 Results

GMV and Net sales

GMV & NET SALES	Q4 2013	Q4 2014	YoY Change	FY 2013	FY 2014	YoY Change
Cnova
GMV (€ millions)	1,144.4	1,471.7	28.6%	3,567.1	4,515.9	26.6%
Net sales (€ millions)	917.7	1,098.6	19.7%	2,898.9	3,473.8	19.8%

See Definitions section of this press release for additional information regarding certain of the metrics used in this table

GMV — Consolidated GMV for 4Q14 was € 1,472 million, an increase of 28.6% compared to € 1,144 million for 4Q13.  Consolidated GMV for the full year 2014 was € 4,516 million, an increase of 26.6% compared to € 3,567 million for the full year 2013.

GMV growth for both 4Q14 and full year 2014 was driven by strong increases in our direct sales and marketplace business.

GMV & NET SALES	Q4 2013	Q4 2014	YoY Change
Cdiscount
GMV (€ millions)	627.0	790.5	26.1%
Marketplace Share (%) (1)	13.2%	21.5%	+836	bps
Mobile Share (%) (2)	14.0%	21.6%	+753 bps	bps
Net sales (€ millions)	463.5	535.2	15.5%
Cnova Brazil
GMV (€ millions)	517.4	681.2	31.7%
GMV (R$ millions)	1,577.3	2,153.9	36.6%
Marketplace Share (%) (1)	3.8%	12.4%	+865	bps
Mobile Share (%) (2)	4.4%	10.5%	+600	bps
Net sales (€ millions)	454.2	563.4	24.1%
Net sales (R$ millions)	1,386.0	1,782.4	28.6%

See Definitions section of this press release for additional information regarding certain of the metrics used in this table

(1) For France, represents marketplace share on www.cdiscount.com, and for Brazil represents marketplace share on www.extra.com.br.

(2) Share of Placed Orders value from mobile devices excluding specialty websites.

•                  Cdiscount GMV was € 791 million for 4Q14, an increase of 26.1% compared to € 627 million for 4Q13.  For the full year 2014, Cdiscount GMV was € 2,312 million, an increase of 21.6% compared to the full year 2013.

•                  Cnova Brazil GMV was € 681 million for 4Q14, an increase of 31.7% compared to € 517 million for 4Q13.  For the full year 2014, Cnova Brazil GMV was € 2,204.1 million, an increase of 32.3% compared to the full year 2013.

GMV in both reporting segments benefitted from significant increases in Mobile Share, which accounted for 21.6% of GMV in France and 10.5% of Cnova Brazil GMV in 4Q14 compared to 14.0% and 4.4% respectively in 4Q13.

Net Sales - Consolidated net sales for 4Q14 were € 1,099 million, an increase of 19.7% compared to 4Q13.

•                  Cdiscount net sales were € 535 million for 4Q14, an increase of 15.5% compared to € 464 million for 4Q13. Main categories sold through direct sales in 4Q14 were consumer electronics and home appliances, with strong growth in the home furnishings category.

•                  Cnova Brazil net sales were € 563 million for 4Q14, an increase of 24.1% compared to € 454 million for 4Q13. Main categories sold through direct sales in 4Q14 were electronics such as tablets and smartphones, with strong contribution from Black Friday promotions in November. In terms of banners, Extra.com demonstrated the highest growth during 4Q14.

The Euro increased by 2.6% against the Brazilian Real from 4Q13 to 4Q14, resulting in a negative impact on Cnova Brazil net sales. On a constant currency basis, Cnova Brazil net sales growth in 4Q14 was 28.6% compared to 4Q13.

Income Statement Highlights

INCOME STATEMENT - HIGHLIGHTS (€ thousands)	Q4 2013	Q4 2014	YoY change		FY 2013	FY 2014	YoY change
Net sales	917,680	1,098,596	19.7%		2,898,912	3,473,821	19.8%
Cost of sales	-776,798	-929,605	19.7%		-2,472,144	-2,987,684	20.9%
Gross Profit	140,882	168,991	20.0%		426,768	486,137	13.9%
(% net sales)	15.4%	15.4%	3	bps	14.7%	14.0%	-73	bps
Gross Profit Post Marketing Expenses	120,566	147,587	22.4%		347,632	415,774	19.6%
(% net sales)	13.1%	13.4%	30	bps	12.0%	12.0%	-2	bps
Operating expenses
Operating expenses	-114,661	-136,688	19.2%		-403,263	-452,841	12.3%
(% net sales)	-12.5%	-12.4%	5	bps	-13.9%	-13.0%	88	bps
Other expenses	-5,184	-16,907	226.1%		-6,239	-31,760	409.1%
Adjusted EBITDA	35,128	41,976	19.5%		50,759	65,012	28.1%
(% net sales)	3.8%	3.8%	-1	bps	1.8%	1.9%	12	bps
- Activities from existing countries (1)	35,128	44,827	27.6%		50,759	68,584	35.1%
(% net sales)	3.8%	4.1%	28	bps	1.8%	2.0%	23	bps
- Activities from new countries (2)	0	-2,851	0.0%		0	-3,572	0.0%
Operating Profit Before Other Expenses	26,222	32,303	23.2%		23,505	33,296	41.7%
(% net sales)	2.9%	2.9%	8	bps	0.8%	1.0%	15	bps
- Activities from existing countries (1)	26,222	35,260	34.5%		23,505	37,159	58.1%
(% net sales)	2.9%	3.2%	37	bps	0.8%	1.1%	26	bps
- Activities from new countries (2)	0	-2,957	0.0%		0	-3,863	0.0%
Operating profit (loss)	21,038	15,396	-26.8%		17,266	1,536	-91.1%
(% net sales)	2.3%	1.4%	-89	bps	0.6%	0.0%	-55	bps
Financial result	-16,993	-18,415	8.4%		-55,649	-67,947	22.1%
(% net sales)	-1.9%	-1.7%	18	bps	-1.9%	-2.0%	-4	bps
Profit (loss) before tax	4,046	-3,019	-174.6%		-38,382	-66,411	73.0%
Adjusted Net Profit (loss)	10,415	13,809	32.6%		-24,022	-26,860	11.8%
(% net sales)	1.1%	1.3%	12	bps	-0.8%	-0.8%	6	bps
Net profit (loss)	13,398	787	-94.1%		-23,006	-54,426	136.6%
(% net sales)	1.5%	0.1%	-139	bps	-0.8%	-1.6%	-77	bps

See Definitions and Non-GAAP Reconciliations sections of this press release for additional information regarding certain of the metrics used in this table

(1) France and Brazil

(2) All countries other than France and Brazil

Gross Profit— Gross Profit (2) increased by 20.0% from € 141 million in 4Q13 to € 169 million in 4Q14, stable as a percentage of net sales at 15.4%. Gross Profit for the full year 2014 was € 486 million or 14.0% of net sales, compared to € 427 million or 14.7% of net sales in 2013.

Considering the marketing expenses, which are an important element of the Company’s pricing strategy, those have reduced as a percentage of net sales from 2.2% to 2.0%, Gross Profit Post Marketing Expenses (2), as a percentage of net sales, increased from 13.1% in 4Q13 to 13.4% in 4Q14

Operating Profit — Operating Profit Before Other Expenses (2) increased by 23.2% to € 32.3 million in 4Q14 compared to € 26.2 million in 4Q13.  For the full year 2014, it increased by 41.7% to € 33 million compared to € 24 million in 2013.

Expansion to new countries — Operating Profit Before Other Expenses Excluding Expansion to New Countries (2),(3), where our eCommerce activities are still in an early development stage since having only launched in 2014, increased 34.5% from € 26.2 million in 4Q13 to € 35.3 million in 4Q14, or as a percentage of net sales from 2.9% in 4Q13 to 3.2% in 4Q14.

INCOME STATEMENT excluding expansion to new countries (€ thousands)	Q4 2013	Q4 2014	YoY change		FY 2013	FY 2014	YoY change
Net sales	917,680	1,091,584	19.0%		2,898,912	3,464,322	19.5%
Cost of sales	-776,798	-922,223	18.7%		-2,472,144	-2,977,294	20.4%
Gross Profit (1)	140,882	169,360	20.2%		426,768	487,029	14.1%
(% net sales)	15.4%	15.5%	16	bps	14.7%	14.1%	-66	bps
Operating expenses	-114,661	-134,101	17.0%		-403,263	-449,869	11.6%
(% net sales)	-12.5%	-12.3%	21	bps	-13.9%	-13.0%	93	bps
Adjusted EBITDA	35,128	44,827	27.6%		50,759	68,584	35.1%
(% net sales)	3.8%	4.1%	28	bps	1.8%	2.0%	23	bps
Operating Profit Before Other Expenses	26,222	35,260	34.5%		23,505	37,159	58.1%
(% net sales)	2.9%	3.2%	37	bps	0.8%	1.1%	26	bps
Operating Profit Before Other Expenses And Net Of Factoring Costs	11,638	16,224	39.4%		-21,847	-22,924	4.9%
(% net sales)	1.3%	1.5%	22	bps	-0.8%	-0.7%	9	bps
Financial result	-16,993	-18,327	7.9%		-55,649	-67,853	21.9%
(% net sales)	-1.9%	-1.7%	17	bps	-1.9%	-2.0%	-4	bps
- Factoring costs	-14,584	-19,036	30.5%		-45,352	-60,084	32.5%
(% net sales)	-1.6%	-1.7%	-15	bps	-1.6%	-1.7%	-17	bps

See Definitions and Non-GAAP Reconciliations sections of this press release for additional information regarding certain of the metrics used in this table

Other Expenses — In connection with its initial public offering, Cnova incurred € 16 million of expenses in 2014, of which € 11 million were incurred in 4Q14. These expenses are classified under Other Expenses, which totaled € 32 million in 2014 and € 17 million in 4Q14.

Adjusted EBITDA — Adjusted EBITDA(4) increased by 19.5% to € 42 million, or 3.8% of net sales, in 4Q14, compared to € 35 million, or 3.8% of net sales, in 4Q13.  Adjusted EBITDA increased by 28.1% to € 65 million, or 1.9% of net sales, in the full year 2014 compared to € 51 million, or 1.8% of net sales, in 2013. Adjusted EBITDA Excluding Expansion to New Countries (4) increased from € 35 million, or 3.8% of net sales, in 4Q13 to € 45 million, or 4.1% of net sales, in 4Q14.

Financial result — Net financial expense increased by 8.4% to € 18 million in 4Q14 compared to € 17 million in 4Q13 while reducing as a % of net sales from 1.9% in 4Q13 to 1.7% in 4Q14. For the full year 2014, net financial expense increased by 22.1% to € 68 million, compared to € 56 million in 2013. the Company was able to partially offset the negative impact on its net financial expense of an increase in the SELIC, or the overnight rate published by the

(2)  See Definitions and Non-GAAP Reconciliations sections of this press release for additional information.

(3)  New countries refers to all countries other than France and Brazil.

(4)  See Definitions and Non-GAAP Reconciliations sections of this press release for additional information.

Brazilian Central Bank, from 9.64% in 4Q13 to 11.33% in 4Q14, by reducing the average number of payment installments by 13% from 4Q13 to 4Q14.

Net profit (loss) — Net profit for 4Q14 was € 0.8 million, compared to € 13.4 million for 4Q13.  Net loss for the full year 2014 was € -54.4 million, compared to € -23 million for 2013.

Adjusted Net Profit (Loss) — Adjusted Net Profit (4) for 4Q14 was € 13.8 million, compared to € 10.4 million for 4Q13. Adjusted Net Loss for the full year 2014 was € -26.9 million, compared to € -24.0 million for the full year 2013. Therefore, Adjusted Net Profit Per Share (4) for 4Q14 was € 0.03, compared to € 0.03 in 4Q13, and € -0.06 for FY14 compared to € -0.06 for FY13.

Cash Flow and Cash Position

NET CASH FLOW (€ thousands)	Q4 2013	Q4 2014	YoY change	FY 2013	FY 2014	YoY change
Net profit (loss)	13,398	787	-94.1%	-23,006	-54,426	136.6%
Net cash from operating activities	371,599	524,073	41.0%	175,740	284,934	62.1%
Net cash from investing activities	-81,656	-101,083	23.8%	-67,411	-87,413	29.7%
Net cash from operating and investing activities	289,943	422,990	45.9%	108,329	197,521	82.3%
Net cash from financing activities	-60,438	116,863	-293.4%	-29,706	148,480	-599.8%
Effect of changes in foreign currency	-16,502	-13,355	-19.1%	-22,618	-5,500	-75.7%
Change in cash and cash equivalent	213,002	526,498	147.2%	56,005	340,501	508.0%

See Definitions section of this press release for additional information regarding certain of the metrics used in this table

•                  Net Cash from operating activities in 4Q14 was € 524 million, an increase of 41.0% compared to € 372 million in 4Q13. For the full year 2014, Net Cash from operating activities increased by 62.1% to € 285 million, compared to € 176 million in 2013. Cash from operating activities in the quarter was generated by a combination of more efficient working capital management and operational generation.

•                  Total capital expenditures (CAPEX) in 2014 was € 77 million, focused mainly on IT and logistics, which represents 2.2% of net sales, compared to 1.9% in 2013.

•                  New shares issued by the Company in its IPO generated € 137 million of net cash in 4Q14.

•                  In 2014, the Company generated € 341 million of net cash and cash equivalents, including net IPO proceeds, and € 203 million excluding the IPO proceeds.

•                 As of December 31, 2014, Cnova had Net Cash of € 534 million, or € 1.21 per share.

1Q15 Financial Guidance

Net sales in 1Q15 are expected to grow 17.0%, within a plus or minus 200bps deviation, compared with 1Q14(5).

Initial Public Offering and Euronext listing

On November 25, 2014, Cnova completed the initial public offering (IPO) of 26,800,000 of its ordinary shares on the NASDAQ Global Select Market under the symbol CNV.  On December 19, 2014, the underwriters of the IPO partially exercised their over-allotment option with respect to 2,357,327 additional ordinary shares.  As a result, in its IPO, Cnova issued a total of 29,157,327 ordinary shares, representing 6.6% of its outstanding shares, and raised gross proceeds of $ 204 million.  As of December 31, 2014, 441,297,846 ordinary shares were outstanding. On January 23, 2015, the Company also completed a secondary listing of its ordinary shares on Euronext Paris. The Company did not issue or offer any new equity capital in conjunction with the listing.

(5)  This guidance is subject to currency exchange rate volatility and is based on the current currency exchange rates.

Conference Call Information

Cnova N.V. will host a webcast and conference call at 10:00 a.m. Eastern Time tomorrow, Thursday, January 29, to discuss its fourth quarter and fiscal year 2014 financial results. The conference call may be accessed by dialing 1-877-407-0784 (U.S.) or 1-201-689-8560 (International).  A replay will be available approximately two hours after the recording through Thursday, February 5, 2015 and can be accessed by dialing 1-877-870-5176 (U.S.) or 1-858-384-5517 (International) using the required pass code 13599440.  The live conference call, presentation materials and subsequent replay can also be accessed at www.cnova.com/investor-relations.  An archived recording of the call will be available at this website for a limited time thereafter.

Definitions

Active Customers — customers who have made at least one purchase through our sites during the relevant 12-month measurement period; provided that, because we operate multiple sites, each with unique systems of identifying users, we calculate active customers on a website-by-website basis, which may result in an individual being counted more than once.

Adjusted EBITDA — calculated as Operating Profit (Loss) Before Other Expenses and before depreciation and amortization expense and share based payments.  See “Non-GAAP Reconciliations” section for additional information.

Adjusted EBITDA Excluding Expansion to New Countries - calculated as Adjusted EBITDA excluding the impact related to countries with operations starting after January 1, 2014. See “Non-GAAP Reconciliations” section for additional information.

Adjusted Net Profit — calculated as net profit (loss) attributable to equity holders of Cnova before Other Expenses and the related tax impacts. See “Non-GAAP Reconciliations” section for additional information.

Adjusted EPS or Adjusted Net Profit Per Share — calculated as Adjusted Net Profit divided by the weighted average number of ordinary shares outstanding during the applicable period. See “Non-GAAP Reconciliations” section for additional information.

Gross Margin — Gross Profit as a percentage of net sales. See “Non-GAAP Reconciliations” section for additional information.

Gross Merchandise Volume or “GMV” - comprised of our product sales, other revenues and marketplaces business volumes, after returns, including taxes.

Gross Profit — net sales less cost of sales.  See “Non-GAAP Reconciliations” section for additional information.

Gross Profit Post-Marketing Expenses — calculated by reducing the Gross Profit of marketing. See “Non-GAAP Reconciliations” section for additional information

Marketplace Share — For France, represents marketplace share on www.cdiscount.com, and for Brazil represents marketplace share on www.extra.com.br.

Mobile Share — Share of placed orders value from mobile devices excluding specialty websites.

Net Cash—calculated as the sum of (i) cash and cash equivalents and (ii) the current account provided by Cnova or its subsidiaries to Casino pursuant to cash pool arrangements, less financial debt. See “Non-GAAP Reconciliations” section for additional information.

Net Cash Flow — change in cash and cash equivalents during the applicable period.

Operating Profit Before Other Expenses —calculated as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets.

Operating Profit Before Other Expenses Excluding Expansion to New Countries, or Adjusted Operating Profit — calculated as Operating Profit Before Other Expenses excluding the impact related to countries with operations starting after January 1, 2014.  See “Non-GAAP Reconciliations” section for additional information.

Operating Profit Before Other Expenses and Net of Factoring Costs —calculated by deducting factoring costs from Operating Profit Before Other Expenses.  See “Non-GAAP Reconciliations” section for additional information.

Operating Profit Before Other Expenses Excluding Expansion to New Countries and Net of Factoring Costs — calculated as Operating Profit Before Other Expenses and Net of Factoring Costs excluding the impact related to countries with operations starting after January 1, 2014. See “Non-GAAP Reconciliations” section for additional information.

Other Expenses — calculated as the sum of restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets.

Placed Orders — Total number of orders placed before cancellation due to fraud detection or customers not paying for their order.

Product Offerings —total number of products offered to our customers across all of our sites, taking into account all products offered by us directly and through our marketplaces.

Investor Relations Contact:

investor@cnova.com

+33 1 53 70 55 90

Media Contact:

directiondelacommunication@cnovagroup.com

+33 6 80 39 50 71

About Cnova N.V.

Cnova N.V. is one of the largest global eCommerce companies, operating Cdiscount sites in France, Brazil, Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon and Belgium and the sites Extra.com.br, Pontofrio.com and Casasbahia.com.br. in Brazil. Cnova N.V. offers its more than 13 million active customers access to a wide assortment of more than 12 million product offerings through a combination of attractive pricing and highly differentiated delivery and payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release, including the financial statements herein, presents the fourth quarter and full year 2014 unaudited results from the consolidated financial statements of Cnova N.V. as of December 31, 2014. The audit procedures by the Statutory Auditors are underway. This document does not constitute the Annual Financial Report (Rapport financier annuel) within the meaning of article L. 451-1-2 of the French monetary and financial code (Code monétaire et financier) or the annual accounts (jaarrekening) within the meaning of Title 9, Book 2 of the Dutch Civil Code (Burgerlijk Wetboek). This press release contains regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Non-GAAP Financial Measures

To provide investors with additional information regarding our financial results, this press release includes certain financial measures which may be defined as “non-GAAP financial measures” by the U.S. Securities and Exchange Commission (SEC). These measures may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation of, or as a substitute for, the financial information prepared and presented in accordance with generally accepted accounting principles (GAAP). For a reconciliation of these non-GAAP financial measures to the nearest comparable GAAP measures, see the Non-GAAP Reconciliations section included in this press release.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the prospectus filed with the U.S. Securities and Exchange Commission on November 21, 2014 and other documents filed with the U.S. Securities and Exchange Commission as well as under the heading “Risk Factors” in the listing prospectus approved by the AFM on January 21, 2015. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

CNOVA N.V. CONSOLIDATED INCOME STATEMENT

(unaudited)

	FY	FY	Q4	Q4
	December	December	December	December
€ thousands	31, 2013	31, 2014	31, 2013	31, 2014
Net sales	2,898,912	3,473,821	917,680	1,098,596
Operating expenses
Cost of sales	(2,472,144)	(2,987,684)	(776,798)	(929,605)
Fulfillment	(202,840)	(248,588)	(62,411)	(80,793)
Marketing	(79,136)	(70,363)	(20,316)	(21,404)
Technology and content	(76,733)	(85,081)	(22,037)	(24,466)
General and administrative	(44,554)	(48,809)	(9,897)	(10,025)
Operating profit (loss) before restructuring, litigation, initial public offering expenses, gain / (loss) from disposal of non-current assets and impairment of assets	23,505	33,296	26,222	32,303
Restructuring	(2,790)	(10,001)	(2,712)	(642)
Litigation	(3,145)	(3,135)	(1,308)	(2,725)
Initial public offering expenses	—	(15,985)	—	(10,888)
Gain / (loss) from disposal of non-current assets	835	14	(25)	1
Impairment of assets	(1,139)	(2,653)	(1,139)	(2,653)
Operating profit (loss)	17,266	1,536	21,038	15,396
Financial income	5,297	8,101	1,765	3,732
Financial expense	(60,946)	(76,047)	(18,758)	(22,146)
Profit (loss) before tax	(38,382)	(66,411)	4,046	(3,019)
Income tax gain (expense)	15,732	14,797	9,352	4,279
Share of losses of associates	(356)	(2,812)	—	(473)
Net loss for the period	(23,006)	(54,426)	13,398	787
Attributable to equity holders of Cnova	(22,490)	(51,791)	13,282	1,894
Attributable to non-controlling interests	(516)	(2,635)	116	(1,107)

CNOVA N.V. CONSOLIDATED BALANCE SHEET

(unaudited)

In thousands of euros	December 31, 2013	December 31, 2014
Cash and cash equivalents	263,550	573,321
Trade receivables, net	110,380	139,307
Inventories, net	366,974	417,164
Current income tax assets	1,385	1,466
Other current assets, net	168,635	202,627

Total current assets	910,924	1,333,885

Other non-current assets, net	112,118	93,727
Deferred tax assets	31,195	46,463
Investment in associates	—	—
Property and equipment, net	32,974	43,989
Intangible assets, net	113,648	147,082
Goodwill	490,519	496,313

Total non-current assets	780,454	827,574

TOTAL ASSETS	1,691,379	2,161,459

EQUITY AND LIABILITIES

€ thousands
Current provisions	1,384	4,733
Trade payables	905,417	1,296,013
Current financial debt	80,170	102,557
Current taxes liabilities	40,594	37,943
Other current liabilities	91,690	117,953

Total current liabilities	1,119,254	1,559,198

Non-current provisions	3,336	4,608
Non-current financial debt	83,148	2,045
Other non-current liabilities	3,814	4,023
Deferred tax liabilities	8,665	7,293

Total non-current liabilities	98,963	17,969

Share capital	20,573	22,065
Reserves, retained earnings and additional paid-in capital	434,516	555,908

Equity attributable to equity holders of Cnova	455,089	577,973

Non-controlling interests	18,072	6,318

Total equity	473,161	584,291

TOTAL EQUITY AND LIABILITIES	1,691,379	2,161,459

CNOVA N.V. CONSOLIDATED CASH FLOW STATEMENTS

(unaudited)

€ thousands	December 31, 2013	December 31, 2014
Net loss attributable to equity holders of the Parent	(22,490)	(51,791)
Net loss attributable to non-controlling interests	(516)	(2,635)

Net loss for the period	(23,006)	(54,426)
Depreciation and amortization expense	26,861	31,666
Expenses on share-based payment plans	393	7,501
(Gains) losses on disposal of non-current assets and impairment of assets	304	2,639
Share of losses of associates	356	2,812
Other non-cash items	7,332	5,639
Financial expense, net	55,649	67,946
Current and deferred tax profit	(15,732)	(14,797)
Income tax paid	(4,293)	(4,804)
Change in operating working capital	127,876	240,822
Inventories of products	(107,878)	(45,199)
Trade payables	246,375	372,025
Trade receivables	36,336	(47,358)
Other	(46,957)	(38,646)

Net cash from operating activities	175,740	284,999
Purchase of property and equipment and intangible assets	(54,083)	(76,641)
Purchase of non-current financial assets	(5,070)	(1,977)
Proceeds from disposal of property and equipment, intangible assets and non-current financial assets	2,223	3,325
Accounting for the combination of Nova Pontocom	—	—
Acquisition of an entity, net of cash acquired	2,009	(10,956)
Investments in associates	—	(1,350)
Changes in loans granted (including to related parties)	(12,490)	120

Net cash used in investing activities	(67,411)	(87,478)
Proceeds from issue of shares of the Company	—	137,081
Contribution by Casino (note 7)	—	4,808
Transaction with owners of non-controlling interests (note 3)	—	(3,332)
Additions to financial debt	68,230	104,238
Repayments of financial debt	(40,431)	(31,089)
Interest paid, net	(57,505)	(63,226)

Net cash from/(used in) financing activities	(29,706)	148,480

Effect of changes in foreign currency translation adjustments	(22,618)	(5,500)

Change in cash and cash equivalents	56,005	340,501

Cash and cash equivalents at beginning of period	176,601	263,550
Bank overdrafts at beginning of period	45	(30,899)
Cash and cash equivalents, net, at beginning of period	176,646	232,651

Cash and cash equivalents at end of period	263,550	573,321
Bank overdrafts at end of period	(30,899)	(169)
Cash and cash equivalents, net, at end of period	232,651	573,152

NON-GAAP RECONCILIATIONS

Gross Profit

Gross Profit Post-Marketing Expenses

Gross Margin

Gross Profit is calculated as net sales less cost of sales. Gross Margin is gross profit as a percentage of net sales. Gross Profit and Gross Margin are included in this press release because they are performance measures used by our management and board of directors to determine the commercial performance of our business. In addition, we provide Gross Profit Post-Marketing Expenses because it indicates that our growth in sales has been achieved with only limited marketing expenses.

The following table presents a computation of Gross Profit, Gross Margin and Gross Profit Post-Marketing Expenses for each of the periods indicated:

	FY	FY	Q4	Q4
	December	December	December	December
€ thousands	31, 2013	31, 2014	31, 2013	31, 2014
Net sales	2,898,912	3,473,821	917,680	1,098,596

Less Cost of sales	(2,472,144)	(2,987,684)	(776,798)	(929,605)

Gross Profit	426,768	486,137	140,882	168,991
Gross margin	14.7%	14.0%	15.4%	15.4%

Less Marketing expenses	(79,136)	(70,363)	(20,316)	(21,404)

Gross Profit post-marketing expenses	347,632	415,774	120,566	147,587

Adjusted EBITDA

Adjusted EBITDA Excluding Expansion to New Countries

Adjusted EBITDA is calculated as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and before depreciation and amortization expense and share based payment. We have also included Adjusted EBITDA Excluding Expansion to New Countries, which further excludes the adjusted EBITDA related to countries with operations starting after January 1, 2014. We have provided a reconciliation below of these measures to operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA and Adjusted EBITDA Excluding Expansion to New Countries in this press release because they are key measures used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis.  In the case of exclusion of the impact of stock-based compensation, it excludes an item that we do not consider to be indicative of our core operating performance. In the case of exclusion of expansion to new countries, it excludes activities that are still in an early development stage since having only launched in 2014.

The following table reflects the reconciliation of operating profit (loss) before restructuring litigation, initial public offering expenses, gain/(loss) from disposal of non-currents assets and impairment of assets to Adjusted EBITDA and Adjusted EBITDA Excluding Expansion to New Countries for each of the periods indicated:

	FY	FY	Q4	Q4
	December	December	December	December
€ thousands	31, 2013	31, 2014	31, 2013	31, 2014
Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	23,505	33,296	26,222	32,303

Excluding Share based payment expenses	393	50	94	—
Excluding Depreciation and amortization	26,861	31,666	8,813	9,673

Adjusted EBITDA	50,759	65,012	35,128	41,976

Excluding Expansion from new countries	—	3,572	—	2,851

Adjusting EBITDA excluding expansion from new countries	50,759	68,584	35,128	44,827

Operating Profit Before Other Expenses Excluding Expansion to New Countries

Operating Profit Before Other Expenses Excluding Expansion to New Countries and Net of Factoring Costs

Operating Profit Before Other Expenses Excluding Expansion to New Countries is calculated as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and excluding the impact related to countries with operations starting after January 1, 2014. Operating Profit Before Other Expenses Excluding Expansion to New Countries and Net of Factoring Costs further excludes the factoring costs incurred by the Company in discounting sales receivable.  We have provided a reconciliation below of these two measures to operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets, the most directly comparable GAAP financial measure.

These non-GAAP measures are used by Cnova’s management and board of directors to gain a better understanding of the profitability of Cnova before the impact of expansion to new countries, which are still in their early stages of development, and before factoring costs, which are financial expenses specific to the discount of receivables related to sales.

The following table reflects the reconciliation of operating profit (loss) before restructuring litigation, initial public offering expenses, gain/(loss) from disposal of non-currents assets and impairment of assets to Operating Profit Before Other Expenses Excluding Expansion to New Countries and to Operating Profit Before Other Expenses Excluding Expansion to New Countries and Net of Factoring Costs for each of the periods indicated:

	FY	FY	Q4	Q4
	December	December	December	December
€ thousands	31, 2013	31, 2014	31, 2013	31, 2014
Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	23,505	33,296	26,222	32,303

Excluding Expansion from new countries	—	3,863	—	2,957

Operating profit before other expenses and excluding expansion from new countries	23,505	37,159	26,222	35,260

Less financial expenses in relation to factoring activities	(45,352)	(60,084)	(14,583)	(19,036)

Operating profit before other expenses and net of factoring costs excluding expansion from new countries	(21,847)	(22,924)	11,638	16,224

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova

Adjusted EPS

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova is calculated as net profit/(loss) attributable to equity holders of Cnova before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and the related tax impacts.  Adjusted EPS is calculated as Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova divided by the weighted average number of outstanding ordinary shares of Cnova during the applicable period.  We have provided a reconciliation below of Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova to net profit/(loss) attributable to equity holders of Cnova, the most directly comparable GAAP financial measure.

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, the exclusion of certain expenses in calculating Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova facilitates the comparison of income on a period-to-period basis.

The following table reflects the reconciliation of net profit/(loss) attributable to equity holders of Cnova to Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova and presents the computation of Adjusted EPS for each of the periods indicated.

	FY	FY	Q4	Q4
	December	December	December	December
€ thousands	31, 2013	31, 2014	31, 2013	31, 2014
Net Profit (Loss) (attributable to equity holders of Cnova)	(22,490)	(51,791)	13,282	1,894

Excluding restructuring expenses	2,790	10,001	2,712	642
Excluding litigation expenses	3,145	3,135	1,308	2,725
Excluding initial public offering expenses	—	15,985	—	10,888
Excluding gain / (loss) from disposal of non-current assets	(835)	(14)	25	(1)
Excluding impairment of assets charges	1,139	2,653	1,139	2,653
Excluding income tax effect on above adjustments	(478)	(6,731)	(770)	(4,949)
Excluding recognition of previously unrecognized tax losses	(7,300)	—	(7,300)	—
Excluding minority interest effect on above adjustments	7	(98)	19	(43)

Adjusted Net Profit (Loss) (attributable to equity holders of Cnova)	(24,022)	(26,860)	10,415	13,809
Weighted average number of ordinary shares	411,455,569	414,961,806	411,455,569	424,871,647
Adjusted EPS (€)	(0.06)	(0.06)	0.03	0.03

Net Cash/(Net Financial Debt)

Net Cash/(Net Financial Debt) is calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less financial debt.  Net Cash/(Net Financial Debt) is a measure that provides useful information to management and investors to evaluate our cash and cash equivalents and debt levels and our current account position, taking into consideration the cash pool arrangements in place among certain members of the Casino Group, and therefore assists investors and others in understanding our cash position and liquidity.

The following table presents a computation of Net Cash/(Net Financial Debt) for each of the periods indicated:

	FY	FY
	December	December
€ thousands	31, 2013	31, 2014
Cash and cash equivalents	263,550	573,321
Cash pool balances with Casino presented in other current assets	63,828	65,160
Non-current financial debt	(83,148)	(2,045)
Current financial debt	(80,170)	(102,557)

Net Cash (Net Financial Debt)	164,060	533,879